82-2548

AIR CANADA

Air Canada Centre
PO Box 14000
Saint-Laurent, Québec H4Y 1H4

Centre Air Canada
CP 14000
Saint-Laurent (Québec) H4Y 1H4

February 28, 2002

Washington Securities and
Exchange Commission
Division of International
Corporate Finance
Room 3057
450 - 5th Street N.W
Washington, DC
20549 U.S.A.

02015768

SUPPL

02 MAR 13 AM 8:01

RE: AIR CANADA - Common Shares
- Class A Non-Voting Common Shares

National Policy Statement No. C-41

Dear Sir,

Pursuant to the above Policy, Air Canada, the above-mentioned issuer, has set an Annual Meeting date of May 14, 2002, with a record date of March 25, 2002.

Holders of the above issues will be entitled to receive notice of the meeting and the holders of Common Shares will vote. Holders of Class A Non-Voting Shares may also be entitled to vote on a certain resolution.

A copy of this notice will be forwarded to the other Canadian Securities Administrators and to the Exchanges concerned.

Yours truly,

Johanne Drapeau

Johanne Drapeau
Deputy Secretary

dlw 3/14